Exhibit 99.1

CHC ANNOUNCES SECOND QUARTER RESULTS

Tuesday, December 13th, 2005, Vancouver, British Columbia, Canada: CHC Helicopter Corporation (the “Company”) (TSX: FLY.SV.A and FLY.MV.B; NYSE: FLI) today announced unaudited financial results for the three and six months ended October 31, 2005.

Financial Highlights
(in millions of Canadian dollars, except per share amounts)

		Three Months Ended		Six Months Ended
		October 31, 2005	October 31, 2004	October 31, 2005	October 31, 2004
CHC Helicopter	Revenue[1]	$252.1	$239.5	$496.5	$478.3
Corporation	Operating income	53.6	32.1	87.0	68.9
	Net earnings from continuing operations	41.6	16.0	60.3	39.3
T 604.276.7500	Net loss from discontinued operations	(0.1)	(17.3)	(0.5)	(18.3)
F 604.232.8341	Net earnings (loss)	41.5	(1.3)	59.8	21.0
www.chc.ca
	Per share information[2]
	Basic
	Weighted average number of shares	42.0	42.0	42.0	41.9
	Net earnings from continuing operations	$0.99	$0.38	$1.44	$0.94
	Net loss from discontinued operations	-	(0.41)	(0.01)	(0.44)
	Net earnings (loss)	0.99	(0.03)	1.43	0.50

	Diluted
	Weighted average number of shares	46.1	46.0	46.1	45.9
	Net earnings from continuing operations	$0.91	$0.35	$1.31	$0.86
	Net loss from discontinued operations	-	(0.38)	(0.01)	(0.40)
	Net earnings (loss)	0.91	(0.03)	1.30	0.46

[1] Comparative figures have been restated to conform to the current period's classification of certain fuel, landing fees and other costs recovered from customers as revenue rather than as cost reductions.
[2] Comparative share information has been adjusted to reflect the April 2005 2-for-1 stock split.

Highlights

•	Revenue increased $32.7 million or 13.6% compared to the second quarter of last year, excluding foreign exchange (“FX”).

•	Excluding FX, revenue in all operating segments increased from the second quarter of last year.

•	Excluding FX, segment EBITDAR increased in Global Operations by 22.4% from the second quarter of last year.

•
Operating income for the second quarter was $53.6 million, an increase of $24.2 million (excluding FX of $2.7 million) from the same period last year. This increase was primarily the result of a pre-tax gain of $21.8 million on the sale of the Company’s remaining interest in Canadian Helicopters Limited (“CHL”) and other long-term investments.

•
Net earnings from continuing operations for the second quarter were $41.6 million ($0.91 per share, diluted), an increase of $25.6 million from the second quarter of last year. A comparison of second quarter and year-to-date earnings from continuing operations should consider the following after-tax costs, gains and other significant variances (in millions, except per share amounts):

a)	After-tax costs and gains

	Three Months Ended		Six Months Ended
	October 31, 2005	October 31, 2004	October 31, 2005	October 31, 2004
Restructuring and debt settlement costs	$(3.7)	$(2.8)	$(6.3)	$(4.2)
Tax liability/asset adjustments	5.8	(4.2)	5.8	(4.2)
Gain on sale of CHL and other long-term investments	17.5	-	17.5	-
Total after-tax	$19.6	$(7.0)	$17.0	$(8.4)
Diluted net earnings per share impact	$0.43	$(0.15)	$0.37	$(0.18)

b)	Other significant variances (after-tax)

•
general and administration cost reductions of approximately $1.5 million or $0.03 per share, diluted, and $2.7 million or $0.06 per share, diluted, for the three and six months ended October 31, 2005 respectively, as a result of the Company’s current restructuring initiatives;

•
interest expense increases of approximately $2.6 million or $0.06 per share, diluted, and $4.6 million or $0.10 per share, diluted, for the three and six months ended October 31, 2005 respectively, primarily as a result of higher debt levels related to investments in aircraft deposits, aircraft purchases and other capital assets to support growth; and

•
effective average income tax rate increases of 2.9%, which equates to additional income tax expense of $0.5 million or $0.01 per share, diluted, and $1.1 million or $0.02 per share, diluted, for the three and six months ended October 31, 2005 respectively.

•	During the second quarter the Company declared an annual dividend of $0.40 per share, an increase from $0.30 per share declared in the prior fiscal year.

•	Subsequent to the second quarter end the Company announced:

•
a five-year contract from the United Kingdom Maritime and Coastguard Agency (MCA) for the provision of commercial search and rescue helicopter services from four bases in the U.K. commencing July 1, 2007. The contract requires the deployment of four Sikorsky S-92s and three Agusta Bell AB139s and is valued at approximately $215 million over the five-year period;

•
a five-year $40.0 million contract renewal by ConocoPhillips (U.K.) Limited for the provision of a dedicated Sikorsky S76C, plus additional flight hours, in support of ConocoPhillips’ Southern North Sea operations;

•	a new $6.1 million contract award from Tullow Oil for the provision of a dedicated Sikorsky S76A+ aircraft to support development activity in the Southern North Sea; and

•
it has exercised its option to acquire a significant equity position in Brazilian Helicopter Services ("BHS"). The acquisition is subject to several terms and conditions and is expected to close by March 12, 2006.

For a complete overview of results, including Management’s Discussion and Analysis, and Unaudited Consolidated Interim Financial Statements and Notes thereto, please visit the CHC website at http://www.chc.ca/investor_financialreports.php

Investor Conference Call

The Company’s second quarter conference call and webcast will take place Wednesday, December 14, 2005 at 10:30 a.m. EST. To listen to the conference call, dial 416-644-3432 for local and overseas calls, or toll-free 1-866-250-4665 for calls from within North America. To hear a replay of the conference call, dial 416-640-1917, or 877-289-8525 and enter passcode “21165688#”.

The financial results and a live webcast of the conference call will be available at www.chc.ca. The webcast is also available through Canada Newswire at www.cnxmarketlink.com.

CHC Helicopter Corporation is the world’s largest provider of helicopter services to the global offshore oil and gas industry with aircraft operating in more than 30 countries.

For further information, please contact:

Jo Mark Zurel Senior Vice-President & Chief Financial Officer 604-279-2494	Rick Davis Vice-President, Financial Reporting 604-279-2471

Chris Flanagan Director of Communications 604-279-2493

If you wish to be removed or included on the Company's distribution list, please contact communications@chc.ca.

This document may contain projections and other forward-looking statements within the meaning of the “safe harbour” provision of the United States Private Securities Litigation Reform Act of 1995. While these projections and other statements represent our best current judgment, they are subject to risks and uncertainties including, but not limited to, factors detailed in the Annual Report on Form 20-F and in other filings of the Company with the United States Securities and Exchange Commission and in the Company’s Annual Information Form filed with Canadian security regulatory authorities. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections in the forward-looking information herein, namely should one or more of these risks or uncertainties materialize, or should underlying factors assumptions prove incorrect, actual outcomes may vary materially from those indicated. The Company disclaims any intentions or obligations to update or revise any forward-looking information, whether as a result of new information or otherwise, except in accordance with applicable security laws.

Management’s Discussion and Analysis of Financial Condition and Results of Operations - Three and Six Months Ended October 31, 2005

This management’s discussion and analysis (“MD&A”) may contain projections and other forward-looking statements within the meaning of the “safe harbour” provision of the United States Private Securities Litigation Reform Act of 1995. While these projections and other statements represent our best current judgment, they are subject to risks and uncertainties including but not limited to, factors detailed in the Annual Report on Form 20-F and in other filings of CHC Helicopter Corporation (the “Company”) with the United States Securities and Exchange Commission and in the Company’s Annual Information Form filed with Canadian security regulatory authorities. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections in the forward-looking information herein, namely should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

This MD&A and the accompanying unaudited consolidated interim financial statements and notes thereto should be read in conjunction with the Company’s Audited Consolidated Financial Statements, related notes thereto, and MD&A for the year ended April 30, 2005 as set forth in the Company’s Annual Report (the “2005 Annual Filings”).

All information reflected herein is expressed in Canadian dollars and is prepared by management in accordance with Canadian generally accepted accounting principles and in accordance with generally accepted accounting principles in the United States except as described in Note 15 to the Company’s unaudited consolidated interim financial statements to which this MD&A relates.

Additional information regarding the Company, including copies of the Company’s continuous disclosure material such as the Company’s Annual Information Form, is available on the Company’s website at http://www.chc.ca or through the SEDAR website at www.sedar.com.

This MD&A has been prepared as at December 13, 2005.

Overview of Results

Net earnings from continuing operations for the three months ended October 31, 2005 were $41.6 million ($0.91 per share, diluted) on revenue of $252.1 million as compared to $16.0 million ($0.35 per share, diluted) on revenue of $239.5 million for the same period last year.

Major items impacting quarterly earnings included:

•	increased revenue of $32.7 million offset by an unfavourable foreign exchange (“FX”) impact of $20.0 million, primarily from our flying operations;

•	a pre-tax gain of $21.8 million from the sale of the Company’s remaining interest in Canadian Helicopters Limited (“CHL”) and other long-term investments;

•	increased interest expense of $3.4 million due to higher debt levels primarily to support the Company’s investment in its fleet (both aircraft purchases and deposits for future purchases);

•	decreased tax expense relating to a $5.8 million adjustment to reflect a reassessment of specific future income tax liabilities and assets; and

•	a higher effective income tax rate on earnings from continuing operations.

Net earnings from continuing operations for the six months ended October 31, 2005 were $60.3 million ($1.31 per share, diluted) on revenue of $496.5 million as compared to $39.3 million ($0.86 per share, diluted) on revenue of $478.3 million for the same period last year. The increase of $21.0 million was due primarily to the reasons noted above for the quarter and decreased debt settlement costs of $1.4 million.

The net loss from discontinued operations for the three months ended October 31, 2005 was $0.1 million ($0.00 per share, diluted) compared to a net loss from discontinued operations of $17.3 million ($0.38 per share, diluted) for the same period last year. Net loss from discontinued operations in the current quarter was for the results of CHC Composites Inc. (“Composites”), which has not yet been sold. Net loss from discontinued operations in the second quarter of last year included the results of Schreiner Canada Ltd. (“Schreiner Canada”) and Schreiner Aircraft Maintenance B.V. (“SAMCO”), which were disposed of in the third quarter of the prior year and the results of Composites. Composites results for the second quarter of last year included a fair value adjustment. The net loss from discontinued operations for the six months ended October 31, 2005 was $0.5 million ($0.01 per share, diluted) compared to a loss of $18.3 million ($0.40 per share, diluted) for the same period last year.

Net earnings for the three months ended October 31, 2005 were $41.5 million ($0.91 per share, diluted) compared to a net loss of $1.3 million ($0.03 per share, diluted) for the same period last year. Net earnings for the six months ended October 31, 2005 were $59.8 million ($1.30 per share, diluted) compared to net earnings of $21.0 million ($0.46 per share, diluted) for the same period last year.

Significant Events

Current Restructuring and Related Activities

In the second quarter the Company expensed $5.3 million (after-tax $3.7 million) of restructuring costs primarily consisting of voluntary retirement and involuntary severance costs, professional and consulting fees and costs to reorganize distribution operations to create a Heli-One global warehouse in the Netherlands. Restructuring costs of $4.2 million (after-tax $2.8 million) were expensed in the same period last year.

The Company expects to expense further restructuring costs of approximately $8.0 million in the remainder of the year. These remaining costs will consist primarily of planning and implementation of legal entity restructuring (including European ownership initiatives) and information system (“IT”) consulting fees. The Company may incur additional expenses in relation to foreign exchange losses and derivative cancellation costs as a result of transaction, cashflow and legal entity changes made in relation to the restructuring.

In the second quarter the Company realized general and administration cost reductions of approximately $2.0 million (after-tax $1.5 million) and additional cost savings from performing work in-house rather than contracting out related to restructuring initiatives. To date, the Company has reduced its workforce primarily in the U.K and in the Netherlands, including substantial reductions from Schreiner, which is now consolidated into the Company’s new operating segments. When the current restructuring initiative is complete the Company expects substantial cost savings from these reductions.

The Company expects that these savings will positively impact operating margins and net income progressively throughout fiscal 2006 and beyond. It is important to note that the Company has temporarily increased the number of employees in some jurisdictions to manage the restructuring initiatives in progress and has increased the number of administrative and line personnel to support developing businesses and future growth. Global Operations, for example, has recently hired more than 100 new pilots and engineers to support future contracts. The Company also expects continued increased costs in relation to the development of standard IT applications, reporting and control processes.

Divestiture Activities

Canadian Helicopters Limited (“CHL”) and other investments

During the second quarter the Company sold its remaining interest in CHL and other long-term investments for gross proceeds of $58.2 million. The Company recorded a combined pre-tax gain of $21.8 million on these divestitures. Equity earnings of CHL were $3.3 million for the period between May 1st and the September 9th sale date. CHL operates light and medium onshore helicopters and was considered a non-core asset.

Inversiones Aereas S.L. (“Inaer”)

The Company continues to negotiate with a prospective buyer for the sale of its 38% shareholdings in Inaer, which operates light and medium aircraft primarily in the Spanish helicopter market. The transaction is subject to several conditions including satisfactory due diligence and regulatory approval. Gross proceeds are estimated at $39.5 million, which will consist of approximately $37.0 million in cash on closing and a deferred payment of approximately $2.5 million. Gross proceeds are lower than previously reported primarily due to changes in exchange rates. Professional fees, other direct transaction costs and potential post closing adjustments associated with this potential sale and accrued earnings prior to the disposition are not yet determinable and will reduce the potential gain on sale arising from this transaction. Equity earnings of Inaer were $2.7 million for the six months ended October 31, 2005 compared to $2.6 million for the same period last year.

CHC Composites Inc. (“Composites”)

The Company continues to discuss the potential sale of Composites with a number of interested parties. To date no agreement has been reached and any potential agreement is subject to approval by the Government of Newfoundland and Labrador.

Acquisition Activities

During the second quarter the Company purchased the remaining 40% non-controlling interest in Aero Turbine Support Ltd. (“ATSL”), an aircraft engine repair and overhaul company, for a purchase price of $1.1 million. This acquisition supports Heli-One’s strategic expansion objectives for global helicopter support.

During the quarter the Company announced it was granted an irrevocable option to acquire an equity position in Brazilian Helicopter Services (“BHS”) and provide, on an exclusive basis, operational expertise including safety management systems, maintenance procedures, technical support and flight standards. Heli-One is now providing helicopter leasing services and power by the hour (“PBH”) maintenance support. The Company had advanced BHS $3.4 million at October 31, 2005 to support current operations.

Subsequent to the second quarter the Company announced it has exercised its option to acquire a significant equity position in BHS. The investment is subject to several terms and conditions and is expected to close by March 12, 2006.

BHS is one of the largest helicopter operators in the Brazilian offshore sector.

There are currently 50 aircraft operating in the Brazilian offshore market primarily for Petrobras, the state-owned oil company. Petrobras has announced its intention to replace a portion of its existing helicopter fleet with new aircraft in the coming year. The Company and BHS are optimistic of being awarded a considerable portion of the aircraft tendered by Petrobras.

Flying Revenue and Hours

The Company derives its flying revenue from two primary types of contracts. Approximately 53% (2005 - 54%) of the Company's year-to-date flying revenue was derived from hourly charges (including hourly charges on contracts that also have fixed charges), and the remaining 47% (2005 - 46%) was generated by fixed monthly charges. Because of the significant fixed component, a change in flying hours may not result in a proportionate change in revenue. While flying hours may not correlate directly with revenue, they remain a good measure of activity levels.

The following table provides a quarterly summary of the Company’s flying hours and number of aircraft utilized for the past eight quarters. The number of aircraft in Heli-One has increased due to the addition of leased aircraft in Brazil and idle S-61 aircraft no longer leased to European Operations.

Flying Hours by Quarter
	Flying Hours			Number of Aircraft
Period	Global Operations	European Operations	Total	Global Operations	European Operations	Heli-One
Q3-2004	12,066	19,806	31,872	90	68	9
Q4-2004	15,405	22,451	37,856	110	83	13
Q1-2005	16,481	24,468	40,949	112	82	13
Q2-2005	16,364	24,028	40,392	114	80	13
Q3-2005	17,070	22,927	39,997	122	79	13
Q4-2005	16,778	22,183	38,961	121	81	13
Q1-2006	17,355	23,713	41,068	127	77	14
Q2-2006	18,143	25,968	44,111	128	71	27

The following table provides year-to-date information on flying revenue mix by segment and in total by aircraft type for fiscal 2006 and 2005.

	Flying Revenue Mix (in thousands of Canadian dollars)
	Six Months Ended October 31, 2005					Six Months Ended October 31, 2004
	Heavy	Medium	Light	Fixed wing	Total	Heavy	Medium	Light	Fixed wing	Total
Global Ops	$34,221	$96,366	$1,854	$15,018	$147,459	$29,176	$78,826	$1,688	$14,868	$124,558
European Ops	194,622	66,849	-	-	261,471	190,942	63,603	1,143	-	255,688
Total Flying Revenue	$228,843	$163,215	$1,854	$15,018	$408,930	$220,118	$142,429	$2,831	$14,868	$380,246
Total %	56%	40%	0%	4%	100%	58%	37%	1%	4%	100%

Comparative figures have been restated to conform to the current period's classification of certain fuel, landing fees and other costs recovered from customers as revenue rather than as cost reductions.

The following table provides year-to-date information on the hourly and fixed flying revenue by segment (without adjusting for the impact of foreign exchange) for fiscal 2006 and 2005. Fixed flying revenue as a percentage of total flying revenue has increased from 46% last year to 47% this year primarily due to growth in the Company’s Global Operations segment, which includes a higher percentage of fixed charge contracts.

	Flying Revenue - Hourly vs. Fixed Six Months Ended October 31 (in thousands of Canadian dollars)
	Hourly		Fixed		Total
	2005	2004	2005	2004	2005	2004
Global Operations	$48,384	$40,236	$99,075	$84,322	$147,459	$124,558
European Operations	166,427	164,611	95,044	91,077	261,471	255,688
Total	$214,811	$204,847	$194,119	$175,399	$408,930	$380,246
% of Total	53%	54%	47%	46%	100%	100%

Comparative figures have been restated to conform to the current period's classification of certain fuel, landing fees and other costs recovered from customers as revenue rather than as cost reductions.

The following table provides year-to-date information on segment flying revenue by industry sector for fiscal 2006 and 2005.

	Flying Revenue[1] - By Industry Sector Six Months Ended October 31 (in thousands of Canadian dollars)
	Global Operations		European Operations		Total
	2005	2004	2005	2004	2005	2004
Oil & Gas	$115,557	$91,398	$243,252	$235,489	$358,809	$326,887
EMS/SAR[2]	25,512	22,526	15,120	13,873	40,632	36,399
Other	6,390	10,634	3,099	6,326	9,489	16,960
Total	$147,459	$124,558	$261,471	$255,688	$408,930	$380,246

1 Comparative figures have been restated to conform to the current period's classification of certain fuel, landing fees and other costs recovered from customers as revenue rather than as cost reductions.
2 Emergency medical services and search and rescue services.

The Company regularly compares its activity levels against available industry data. Aberdeen Airport Ltd. in the U.K. reports monthly helicopter passenger traffic for all helicopter operations in Aberdeen, Scotland, which is the Company’s largest base (accounting for approximately 25% of total European Operations revenue) as measured by the number of aircraft and revenue. The following table provides a quarterly summary of all helicopter passenger traffic at Aberdeen Airport from fiscal 2002 to fiscal 2006.

Helicopter passenger activity this quarter has increased 15% from the same period in fiscal 2005. This 15% increase is greater than the flying hour increase experienced by the European Operation segment in the second quarter primarily due to the loss of the Talisman contract in the prior fiscal year. Flying hours have increased by 8% over the same quarter of the prior year in the European Operation segment despite reduced activity from expired contracts. This table also highlights the seasonality in activity levels from quarter to quarter.

Aberdeen Airport - Helicopter Passengers Year Ended April 30
	2006	2005	2004	2003	2002
Q1	115,696	102,228	101,757	116,102	121,868
Q2	120,813	104,715	95,227	112,449	123,012
Q3		95,896	87,588	92,918	114,606
Q4		101,132	89,975	92,686	108,247
		403,971	374,547	414,155	467,733

Source: Aberdeen Airport Ltd.

Review of Segment Revenue, EBITDAR and Operating Income

Comparative Figures for Segmented Reporting

Comparative figures for the prior fiscal year have been restated to reflect the new operational structure as if certain lease, PBH and associated transactions between the Company’s operating segments had occurred for that period as well. The restatement is based on management’s best estimate of how these transactions would have been recorded if the operational and management restructuring had been effective on May 1, 2004. These restatements relate only to internal and eliminated transactions.

The following table provides second quarter and year-to-date external revenue, segment EBITDAR and operating income variance analysis between fiscal 2006 and 2005. The numbers in this analysis are referred to in the review of each operating segment that follows the table.

Segment Revenue[1] from External Customers - Variance Analysis (in thousands of Canadian dollars)
	Second Quarter
	Global Operations	European Operations	Heli-One	Corporate & Other	Inter-segment Eliminations	Total
Three months ended October 31, 2004	$71,213	$134,625	$33,589	$68	N/A	$239,495
Foreign exchange impact[2]	(5,706)	(11,361)	(2,978)	(2)	N/A	(20,047)
Revenue increase (decrease)	14,471	15,161	3,092	(50)	N/A	32,674
Three months ended October 31, 2005	$79,978	$138,425	$33,703	$16	N/A	$252,122
Total revenue increase (decrease)	$8,765	$3,800	$114	N/A	N/A	$12,627
% increase (decrease)	12.3%	2.8%	0.3%	N/A	N/A	5.3%
% increase (decrease) excluding FX	20.3%	11.3%	9.2%	N/A	N/A	13.6%

	Year-to-date
	Global Operations	European Operations	Heli-One	Corporate & Other	Inter-segment Eliminations	Total
Six months ended October 31, 2004	$143,116	$272,215	$62,802	$137	N/A	$478,270
Foreign exchange impact[2,3]	(14,615)	(20,674)	(5,452)	(5)	N/A	(40,746)
Revenue increase (decrease)	28,654	20,478	9,905	(62)	N/A	58,975
Six months ended October 31, 2005	$157,155	$272,019	$67,255	$70	N/A	$496,499
Total revenue increase (decrease)	$14,039	$(196)	$4,453	N/A	N/A	$18,229
% increase (decrease)	9.8%	(0.1%)	7.1%	N/A	N/A	3.8%
% increase (decrease) excluding FX	20.0%	7.5%	15.8%	N/A	N/A	12.3%

Segment EBITDAR Variance Analysis (in thousands of Canadian dollars)
	Second Quarter
	Global Operations	European Operations	Heli-One	Corporate & Other	Inter-segment Eliminations	Total
Three months ended October 31, 2004	$19,951	$28,084	$55,725	$(9,435)	$(38,241)	$56,084
Foreign exchange impact[2]	(1,912)	(2,990)	528	(15)	-	(4,389)
Segment EBITDAR increase (decrease)	4,478	3,928	(2,860)	3,081	676	9,303
Three months ended October 31, 2005	$22,517	$29,022	$53,393	$(6,369)	$(37,565)	$60,998
Segment EBITDAR margin[4]
- Last year	28.0%	20.9%	42.8%	N/A	N/A	23.4%
- This year	28.2%	21.0%	42.0%	N/A	N/A	24.2%
Total Segment EBITDAR increase (decrease)	$2,566	$938	$(2,332)	$3,066	$676	$4,914
% increase (decrease)	12.9%	3.3%	(4.2%)	(32.5%)	N/A	8.8%
% increase (decrease) excluding FX	22.4%	14.0%	(5.1%)	(32.7%)	N/A	16.6%

	Year-to-date
	Global Operations	European Operations	Heli-One	Corporate & Other	Inter-segment Eliminations	Total
Six months ended October 31, 2004	$39,503	$56,919	$111,178	$(17,486)	$(75,059)	$115,055
Foreign exchange impact[2]	(4,604)	(5,522)	391	13	-	(9,722)
Segment EBITDAR increase (decrease)	9,403	5,737	(4,005)	5,073	416	16,624
Six months ended October 31, 2005	$44,302	$57,134	$107,564	$(12,400)	$(74,643)	$121,957
Segment EBITDAR margin[4]
- Last year	27.6%	20.9%	44.5%	N/A	N/A	24.1%
- This year	28.2%	21.0%	42.9%	N/A	N/A	24.6%
Total Segment EBITDAR increase (decrease)	$4,799	$215	$(3,614)	$5,086	$416	$6,902
% increase (decrease)	12.1%	0.4%	(3.3%)	(29.1%)	N/A	6.0%
% increase (decrease) excluding FX	23.8%	10.1%	(3.6%)	(29.0%)	N/A	14.4%

Segment Operating Income Variance Analysis (in thousands of Canadian dollars)
	Second Quarter
	Global Operations	European Operations	Heli-One	Corporate & Other	Inter-segment Eliminations	Total
Three months ended October 31, 2004	$1,027	$3,593	$40,065	$(12,587)	N/A	$32,098
Foreign exchange impact[2]	(1,610)	(2,588)	1,490	26	N/A	(2,682)
Operating income increase (decrease)	2,652	6,325	(11,074)	26,300	N/A	24,203
Three months ended October 31, 2005	$2,069	$7,330	$30,481	$13,739	N/A	$53,619
Total operating income increase (decrease)	$1,042	$3,737	$(9,584)	$26,326	N/A	$21,521
% increase (decrease)	101.5%	104.0%	(23.9%)	(209.2%)	N/A	67.0%
% increase (decrease) excluding FX	258.2%	176.0%	(27.6%)	(208.9%)	N/A	75.4%

	Year-to-date
	Global Operations	European Operations	Heli-One	Corporate & Other	Inter-segment Eliminations	Total
Six months ended October 31, 2004	$2,532	$9,398	$78,766	$(21,752)	N/A	$68,944
Foreign exchange impact[2]	(3,706)	(4,782)	2,869	151	N/A	(5,468)
Operating income increase (decrease)	3,800	10,576	(17,783)	26,927	N/A	23,520
Six months ended October 31, 2005	$2,626	$15,192	$63,852	$5,326	N/A	$86,996
Total operating income increase (decrease)	$94	$5,794	$(14,914)	$27,078	N/A	$18,052
% increase (decrease)	3.7%	61.7%	(18.9%)	(124.5%)	N/A	26.2%
% increase (decrease) excluding FX	150.1%	112.5%	(22.6%)	(123.8%)	N/A	34.1%

1 Comparative figures have been restated to conform to the current period's classification of certain fuel, landing fees and other costs recovered from customers as revenue rather than as cost reductions.
2 Includes both translation and transaction foreign exchange impact (see discussion under Foreign Currency).
3 The foreign exchange impact has been adjusted to account for the impact of the revenue restatement.
4 Segment EBITDAR as a percent of revenue from external customers, except for the Heli-One segment, which is a percent of total revenue.

Divisional Review

Global Operations

Revenue from the Global Operations segment for the three months ended October 31, 2005 was $80.0 million, an increase of $8.8 million from the same period last year. This $8.8 million increase was attributable to revenue growth of $14.5 million offset by a $5.7 million unfavourable FX impact. The $14.5 million increase was primarily the result of increased flying revenue of $16.9 million (excluding FX) from new and expanded contracts in Turkey, Sudan, Nigeria, the Ivory Coast, Venezuela, Australia and Azerbaijan in addition to ad hoc work and short-term contracts in Australia and Africa. Increased revenues from fixed wing aircraft include the deployment of three new DHC8-315 aircraft. For these reasons flying hours increased by 1,779 hours in the second quarter compared to the same period last year and by 788 hours compared to the first quarter of this year.

For the six months ended October 31, 2005 revenue increased $14.1 million to $157.2 million. This increase reflects revenue growth of $28.7 million offset by an unfavourable FX impact of $14.6 million. On a year-to-date basis, flying activity increased by 2,653 hours. The increase in revenue was primarily attributable to the reasons noted above for the second quarter.

Segment EBITDAR for the three months ended October 31, 2005 was $22.5 million, an increase of $2.6 million from the same period last year. This increase was primarily attributable to a segment EBITDAR increase of $4.5 million earned on increased revenue offset by an unfavourable FX impact of $1.9 million. Global Operations’ segment EBITDAR has increased 12.9%, or 22.4% excluding FX, in line with the revenue growth rate. Incremental costs of approximately $0.5 million were expensed for crew and aircraft in preparation for future contract start-ups, which negatively impacted EBITDAR for the second quarter. Although Global Operations continues to carry extra costs for preparation of future growth, these costs are diminishing as contracts commence and growth rates stabilize.

Segment EBITDAR for the six months ended October 31, 2005 increased $4.8 million to $44.3 million. This increase was due to a segment EBITDAR increase of $9.4 million earned on increased revenue offset by an unfavourable FX impact of $4.6 million.

Operating income for the three months ended October 31, 2005 was $2.1 million, an increase of $1.0 million from the same period last year, primarily due to an increase in segment EBITDAR, offset by increased lease costs of $1.4 million and an unfavourable FX impact of $1.6 million. Lease costs have increased primarily due to the increase in the number of aircraft in the Global Operations segment from the second quarter of last year, somewhat offset by lower lease rates charged by Heli-One. Amortization costs have increased by $0.6 million from the same period last year relating primarily to the amortization of facilities constructed to support a short-term contract.

Operating income for the six months ended October 31, 2005 was $2.6 million, an increase of $0.1 million from the same period last year, primarily due to a $9.4 million increase in segment EBITDAR offset by increased lease costs of $4.2 million charged by Heli-One, increased amortization and restructuring charges of $0.9 million and an unfavourable FX impact of $3.7 million.

Growth in the Global Operations segment is expected to continue as contracts already awarded generate additional revenue and segment EBITDAR, as new opportunities develop in Brazil and in West Africa as additional fixed-wing aircraft are deployed in the fourth quarter of fiscal 2006.

During the quarter, Global Operations, through BHS, submitted a tender to Petrobras for a total of up to 22 new medium helicopters. The Company and BHS are optimistic of being awarded a considerable portion of the aircraft tendered.

During the quarter, Global Operations announced the following:

•	five-year contract renewal (plus one year option) with Petronas for S-76C+ and fixed wing services in Southeast Asia;

•	new four-year contract for the lease of two Bell 412 in India;

•	one-year contract extension by ENI Iran for the provision of two Eurocopter Dauphin N2s;

•	new two-year contract (plus one year option) with Cairn Energy Sangu Field in Bangladesh; and

•	multi-year renewal for Sikorsky S-61 services in support of the Sable Offshore Energy Project in Halifax, Canada.

At October 31, 2005 there were 128 aircraft operating in this segment consisting of 19 heavy, 85 medium, 7 light and 17 fixed-wing.

European Operations

Revenue from the Company’s European Operations segment for the three months ended October 31, 2005 was $138.4 million, an increase of $3.8 million from the same period last year. This was attributable to an increase in revenue of $15.2 million offset by an unfavourable FX impact of $11.4 million. The $15.2 million increase is primarily related to an increase of $16.8 million in flying revenue (excluding the impact of foreign exchange) due to increased revenue from Norsk Hydro, ConocoPhillips (U.K.), Marathon, Total and other customers. Flying revenue increases were realized despite lower revenue from expired contracts. Flying hours of 25,968 increased by 1,940 hours in the second quarter compared to the same period last year, primarily due to increased flying activity offsetting the activity loss from the expiry of the Talisman contract which generated 1,303 flying hours in the second quarter of last year. European Operations flying hours increased 2,255 hours from the first quarter of this year with the start-up of new contracts with Nexen Petroleum U.K. Limited and Marathon Oil U.K. Ltd.

For the six months ended October 31, 2005 revenue decreased $0.2 million to $272.0 million. This decrease was comprised of a revenue increase of $20.5 million offset by an unfavourable FX impact of $20.7 million. The increase in revenue was primarily attributable to the reasons noted above for the second quarter.

Segment EBITDAR for the three months ended October 31, 2005 was $29.0 million, an increase of $0.9 million from the same period last year. This increase was primarily attributable to an increase in segment EBITDAR of $3.9 million earned on the increase in flying revenue noted above offset by an unfavourable FX impact of $3.0 million. EBITDAR margins improved in the quarter as aircraft utilization efficiencies were achieved and due to lower PBH rates charged by Heli-One. European Operations has increased flying hours with nine fewer aircraft than the same period last year. European Operations will add at least three aircraft to support extra flying activity, while continuing to manage its current fleet efficiently. Older S-61 aircraft have been returned to Heli-One and European Operations has replaced them with the new technically advanced S-92 aircraft.

For the six months ended October 31, 2005, segment EBITDAR increased by $0.2 million from the same period last year. This increase reflects an increase in segment EBITDAR of $5.7 million, offset by an unfavourable FX impact of $5.5 million. The reasons for the year-to-date segment EBITDAR increase were consistent with those noted above for the second quarter.

Operating income for the three months ended October 31, 2005 was $7.3 million, an increase of $3.7 million from the same period last year, primarily due to increased segment EBITDAR of $3.9 million and decreased lease costs of $2.9 million, partially offset by an unfavourable FX impact of $2.6 million. Lease costs have decreased due to reduced lease rates from Heli-One, the reassignment of aircraft to contracts in Global Operations and the return of idle S-61 to Heli-One.

Operating income for the six months ended October 31, 2005 was $15.2 million, an increase of $5.8 million from the same period last year. A $10.6 million increase is primarily attributed to the reasons noted above for the second quarter and was partially offset by an unfavourable FX impact of $4.8 million.

Subsequent to the quarter European Operations was awarded the following contracts:

•
a five-year contract by the United Kingdom Maritime and Coastguard Agency (MCA) for the provision of commercial search and rescue helicopter services from four bases in the U.K. commencing July 1, 2007. The contract requires the deployment of four Sikorsky S-92s and three Agusta Bell AB139s and is valued at approximately $215 million over the five-year period;

•
a five-year, $40.0 million contract renewal by ConocoPhillips (U.K) Limited for the provision of a dedicated Sikorsky S76C, plus additional flight hours, in support of ConocoPhillips Southern North Sea operations; and

•	a new $6.1 million contract from Tullow Oil for the provision of a dedicated Sikorsky 76A+ to support development activity in Southern North Sea.

At October 31, 2005 there were 71 aircraft operating in this segment, consisting of 46 heavy and 25 medium aircraft.

Heli-One

Revenue from external customers for the Heli-One segment for the three months ended October 31, 2005 was $33.7 million, an increase of $0.1 million from the second quarter of last year. The increase of $0.1 million was primarily from revenue growth of $3.1 million partially offset by an unfavourable FX impact of $3.0 million. External revenues have increased due to new leasing and PBH contracts in Brazil in addition to increased activity from external PBH customers. Internal revenues were $93.5 million, a decrease of $3.2 million from the second quarter of last year primarily due to lower lease and PBH rates charged to internal customers. Internal lease rates were fixed at the beginning of fiscal 2006 in the flying division's functional currencies, which have weakened against the Canadian dollar. In addition, internal revenues reflect reduced PBH rates from the Company's European Operations segment to reflect current and future efficiencies in Heli-One. Internal revenues are expected to grow as Global Operations and European Operations deploy more aircraft and increase flying activity.

Revenue from external customers for the six months ended October 31, 2005 was $67.3 million, an increase of $4.5 million from the same period last year. The increase is due to $9.9 million in revenue growth offset by an unfavourable FX impact of $5.5 million. The $9.9 million increase is primarily due to the reasons noted above and due to the addition of new businesses acquired last year.

Segment EBITDAR for the three months ended October 31, 2005 was $53.4 million, a decrease of $2.3 million from the second quarter of last year. This decrease was primarily attributable to lower internal lease rates of approximately $2.5 million, lower internal PBH rates of approximately $1.9 million, partially offset by direct cost savings of approximately $1.0 million from restructuring and performing work in-house rather than through sub-contracting and a favourable FX impact of $0.5 million. Efficiencies from inventory control, freight and just-in-time parts supply are expected from Heli-One’s Global Warehouse currently being developed in the Netherlands.

Segment EBITDAR for the six months ended October 31, 2005 was $107.6 million, a decrease of $3.6 million from the same period last year. This decrease was primarily attributable to the reasons noted above for the second quarter in addition to direct costs incurred in the first quarter to consolidate and develop the North American repair and overhaul facilities and develop new services including aircraft leasing for external customers.

Operating income for the three months ended October 31, 2005 was $30.5 million, a decrease of $9.6 million from the same period last year. This decrease was primarily due to reduced segment EBITDAR of $2.9 million, increased restructuring costs of $2.7 million, and increased lease costs of approximately $4.0 million. These items were partially offset by a favourable FX impact of $1.5 million. Lease costs for the second quarter were higher than the same period last year due to a larger fleet of aircraft and an increase in the interest component of lease costs, which was somewhat offset by a favourable FX impact. Restructuring costs have increased due to the reorganization of distribution operations in the Netherlands and other severance and termination costs.

Operating income for the six months ended October 31, 2005 decreased by $14.9 million to $63.9 million due to the reasons noted above for the second quarter.

The Company continues to develop its Heli-One operations in anticipation of growth opportunities in this segment. Heli-One has committed to purchase ten heavy and 31 medium aircraft expected to be delivered by the end of fiscal 2007 and has options to purchase up to two additional heavy and 34 additional medium aircraft over the next five years. The Company expects that the majority of these aircraft will be used internally to support continued growth. Significant opportunities also exist from the continued development of Heli-One’s North American repair and overhaul facilities.

Corporate and Other

Corporate and Other segment EBITDAR costs of $6.4 million in the three months ended October 31, 2005 decreased $3.1 million from the same period last year. For the six months ended October 31, 2005 EBITDAR costs were $12.4 million compared to $17.5 million from the same period last year. The primary reasons for these decreases were adjustments in claim reserves for various insured risks and a reduction in Schreiner corporate office costs as a result of restructuring changes. These cost reductions were somewhat offset by $0.6 million in charitable donations.

Financing Charges

Financing charges of $11.5 million were expensed in the second quarter, compared to $9.2 million expensed in the same period last year. For the six months ended October 31, 2005 financing charges were $23.5 million compared to $18.2 million for the same period last year. The increase in the second quarter of $2.3 million relates primarily to a $3.4 million increase in interest on long-term debt relating to the Company’s investment in aircraft deposits, aircraft purchases and other capital asset additions made in the last twelve months and a higher proportion of debt in senior subordinated notes at 7⅜% interest.

Equity Earnings of Associated Companies

Equity earnings of associated companies for the second quarter was $3.2 million compared to $2.8 million in the second quarter of last year. Equity earnings for both Inaer and CHL of $1.4 million and $1.6 million respectively for the second quarter were approximately the same as the same period last year.

Income Taxes

Income tax expense on earnings from continuing operations for the three and six-month periods ended October 31, 2005 was $3.7 million and $9.5 million respectively compared to $9.7 million and $16.0 million for the same periods last year. Included in the current tax provision were adjustments relating to reassessments of previously recorded future tax liabilities and assets, which reduced the Company's tax provision by $5.8 million. This compares to an increase in the income tax provision of $4.2 million in the same period of the prior year relating to an adjustment to future income tax assets required as a result of an income tax rate reduction in the Netherlands. The Company’s average effective tax rate, excluding tax associated with discontinued operations, restructuring and debt settlement costs and the tax adjustments previously noted, for the six months ended October 31, 2005 was 24.2% compared to 21.3% for the same period last year. The higher rate was primarily the result of increased earnings in jurisdictions with higher income tax rates as noted below. Current restructuring initiatives are expected to have a positive impact on the Company’s future average effective tax rate and cash taxes.

Operating Activities

The Company generated $45.3 million of operating cash flow (before changes in non-cash working capital) in the three months ended October 31, 2005, a decrease of $0.3 million from the $45.6 million generated during the same period last year. This decrease was due primarily to a $25.6 million increase in net earnings from continuing operations, which was partially offset by a $23.0 million non-cash gain on disposal of assets and other items.

The Company's investment in non-cash working capital during the second quarter decreased by $11.0 million (2005 - $9.8 million), primarily due to a $29.7 million increase in accounts payable as a result of improved cash management and an accrual for the semi-annual payment of interest on the Company’s senior subordinate notes (paid on November 1, 2005). Offsetting these decreases was a $6.5 million net investment in inventory made by the Company to support its expanding fleet of aircraft operated by the Company’s flying segments and Heli-One’s third party customers, a $5.6 million increase in prepaid expenses as a result of an early renewal of aircraft insurance and other items. Accounts receivable has not increased in proportion to revenue increases in the second quarter due to the Company’s continued focus on cash management.

Net operating cash flow for the quarter was $56.2 million, an increase of $0.9 million from the second quarter of last year.

Financing Activities

During the quarter the Company’s total net debt decreased by $79.0 million including favourable FX of $19.9 million. Proceeds from the sale of CHL, other long-term investments and sale-leaseback transactions were the primary sources of these repayments.

Change in Total Net Debt Position[1] During Q2- 2006 (in millions of Canadian dollars)
Opening balance, July 31, 2005	$648.6
Decrease in net debt	(59.1)
Foreign exchange	(19.9)
Ending balance, October 31, 2005	569.6

1 Net debt is comprised of total debt less cash and cash equivalents.

Financing activities used cash of $34.3 million for the second quarter compared to $32.4 million generated for the second quarter last year. Long-term debt repayments exceeded proceeds by $31.3 million in the three months ended October 31, 2005, compared to proceeds in excess of repayments of $35.0 million in the same period last year. During the second quarter the Company paid a quarterly dividend of $3.2 million, compared to a $2.5 million payment in the same period last year.

During the second quarter, the Company agreed to terms for an operating lease facility with a major European bank to lease finance U.S. $90 million of helicopters over the next 18 months. This facility will allow the Company to move aircraft among jurisdictions, as long as pre-negotiated percentages of facility value are maintained in primary and non-primary operating jurisdictions. The Company executed one leaseback transaction through this facility in the quarter utilizing U.S. $9.2 million of available financing at October 31, 2005. The Company has identified additional aircraft that it currently owns that will also be financed, which will result in significant net cash inflows for the Company in the third and fourth quarters of fiscal 2006.

At October 31, 2005, the Company had unused capacity under its credit facilities of $164.3 million (April 30, 2005 - $232.7 million) and cash and cash equivalents of $55.8 million, for a total of $220.1 million (April 30, 2005 - $284.1 million).

Investing Activities

Cash generated by investing activities was $4.2 million for the second quarter compared to $77.4 million used in the second quarter of last year. Additions to property and equipment during the quarter totalled $51.7 million. This was comprised of (i) $43.9 million for the purchase of nine aircraft; (ii) $0.7 million for aircraft modifications; (iii) $1.4 million related to buildings and hangars; and (iv) $5.7 million for other equipment. Aircraft expenditures consisted of combined aircraft purchases of $96.8 million less the application of deposits of $52.9 million. The Company advanced new aircraft deposits of $41.2 million during the second quarter on various helicopters. Capital expenditures for helicopter major components and major inspections during the second quarter totalled $15.7 million and $4.0 million, respectively.

These expenditures were financed from net proceeds totalling $122.2 million on capital asset dispositions during the quarter, primarily from $58.2 million received on the sale of CHL and other long-term investments and proceeds received on six sale-leaseback transactions.

During the second quarter the Company advanced BHS $3.4 million to support its operations.

Risks and Uncertainties

Except for the discussion contained elsewhere in this MD&A, there has been no significant change in the risks and uncertainties to the Company as outlined in the MD&A contained in the Company’s 2005 Annual Filings and as detailed in the Company’s 2005 Annual Information Form filed with Canadian Securities Administrators and in the Annual Report on Form 20-F filed with the United States Securities and Exchange Commission.

Foreign Currency

The Company’s reporting currency is the Canadian dollar. However, a significant portion of revenue and operating expenses are denominated in the reporting currencies of the Company’s principal foreign operating subsidiaries, which consist primarily of pound sterling, Norwegian kroner, U.S. dollars, Australian dollars, South African rand and euros. In addition, certain revenue and operating expenses are transacted in currencies other than the reporting currencies of these subsidiaries. The FX impact on revenue and operating income is comprised of (i) foreign exchange on the translation of the financial results of the foreign subsidiaries into Canadian dollars (“translation impact”); and (ii) foreign exchange on the translation of foreign currency denominated transactions into the reporting currencies of the subsidiaries (“transaction impact”).

The total unfavourable FX impact on revenue for the three months ended October 31, 2005 was $20.0 million. This consisted of an unfavourable translation impact of $19.9 million and a $0.1 million unfavourable transaction impact.

The total unfavourable FX impact on revenue for the six months ended October 31, 2005 was $40.7 million. This consisted of an unfavourable translation impact of $37.1 million and a $3.6 million unfavourable transaction impact.

The total unfavourable FX impact on operating income for the three months ended October 31, 2005 was $2.7 million. This consisted of an unfavourable translation impact of $3.3 million and a favourable transaction impact of $0.6 million

The total unfavourable FX impact on operating income for the six months ended October 31, 2005 was $5.5 million. This consisted of an unfavourable translation impact of $5.4 million and an unfavourable transaction impact of $0.1 million.

As at October 31, 2005, the Company’s total net debt was denominated (before currency swaps) in the following currencies:

	(Thousands)
		Debt in Original Currency	Canadian Equivalent
Euro		€53,092	$75,146
Pound sterling		£9,107	19,013
U.S. dollar	U.S.	$433,000	510,986
Canadian dollar		$20,181	20,181
Cash and cash equivalents (various currencies)			(55,765)
Total Net Debt			$569,561

Of the U.S. $433 million of U.S. dollar denominated debt at October 31, 2005, U.S. $94 million, U.S. $30 million and U.S. $137 million were converted to £55 million, €25 million and NOK 856 million respectively through the use of currency swaps.

	Year-to-Date Average Foreign Exchange Rates
	October 31, 2005	October 31, 2004
USD - CAD	1.2133	1.3182
NOK - CAD	0.1878	0.1937
GBP - CAD	2.1834	2.3909
Euro - CAD	1.4858	1.6107

As the table above indicates, the Canadian dollar has strengthened significantly against all currencies listed.

Financial Instruments

The Company periodically enters into interest rate swaps, forward foreign exchange contracts, currency swaps, equity forward pricing agreements and other derivative instruments to hedge the Company’s exposure to interest rate risk, foreign currency exchange risk and stock price volatility in connection with its stock appreciation rights plan. The Company does not enter into derivative transactions for speculative or trading purposes.

During the period ended October 31, 2005 the Company continued its designation of its U.S. $400 million 7⅜% senior subordinated notes and related currency swaps as effective hedges of the Company’s net investments in certain self-sustaining operations in Canada, the U.K., the Netherlands and Norway. The Company also has designated other pound sterling, euro and U.S. dollar denominated debt as hedges of its net investments in its self-sustaining operations in the U.K., the Netherlands, and Canada respectively. As a result of these effective hedging relationships, revaluation gains and losses on debt, the net investments and currency swaps are offset in the cumulative translation adjustment account in the equity section of the balance sheet in accordance with Canadian GAAP.

The Company has also entered into foreign currency forward contracts to reduce its exposure to currency fluctuations. These derivatives were designated as effective hedges of anticipated foreign currency revenues or expenses for certain of its operations.

In addition, the Company has hedged its obligations under its stock appreciation rights plans using an equity forward price agreement to reduce volatility in cash flow and earnings due to possible future increases in the Company’s share price.

Fleet

At October 31, 2005 the Company’s fleet consisted of 158 owned aircraft and 68 aircraft under operating leases. 71 of these aircraft are deployed in European Operations with the other 155 deployed throughout the world.

The following table outlines the changes in the Company’s fleet during the second quarter of fiscal 2006:

Fleet Summary

Fleet Summary
	Heavy	Medium	Light	Fixed Wing	Total	Owned	Operating Lease
Fleet at July 31, 2005	77	117	10	14	218	154	64

Increases (decreases) during the period:

Purchase of DHC8-315				3	3	3
Purchase of S76A+		1			1	1
Purchase of S76C		2			2	2
Purchase of S76C+		2			2	2
Purchase of S-92	1				1	1
Return of leased SA365N		(1)			(1)		(1)
Return of leased DHC6-300				(1)	(1)		(1)
Sale leaseback of AS332L1					-	(1)	1
Lease of Boeing 737-300				1	1		1
Sale leaseback of S76C+					-	(3)	3
Sale leaseback of S-92					-	(1)	1
Fleet at October 31, 2005	78	121	10	17	226	158	68

Fleet deployment as at October 31, 2005

Global Operations	19	85	7	17	128	103	25
European Operations	46	25	-	-	71	33	38
Heli-One	13	11	3	-	27	22	5
	78	121	10	17	226	158	68

In addition to the above transactions an AS332L2 aircraft that had been operating under lease was purchased then immediately sold and leased back from another lessor.

During the second quarter, the Company incurred aircraft operating lease and related costs of $16.3 million compared to $13.2 million in the same period last year. As at October 31, 2005, there were five more leased aircraft compared to the same period last year. Lease costs increased due to the cost to lease additional aircraft and an increase in the interest component of lease charges partially offset by a favourable FX impact.

The Company has entered into operating leases with third-party lessors in respect of 68 aircraft included in the Company’s fleet at October 31, 2005. 59 of these leases are long-term with expiry dates ranging from 2006 to 2013. The Company has an option to purchase these aircraft at market values or agreed amounts at the end of the majority of these long-term leases.

At October 31, 2005 the Company operated 18 aircraft under operating leases with seven entities that would be considered variable interest entities (“VIEs”) under Canadian GAAP. These leases have terms and conditions similar to those of the Company’s other operating leases over periods ranging from 2006 to 2011.

Based on appraisals by independent helicopter valuation companies as at April 30, 2005, the estimated fair market value of the aircraft leased from VIEs is $144.8 million as at October 31, 2005. The Company has provided junior loans and other loans receivable in connection with operating leases with these VIEs. The Company’s maximum exposure to loss related to the junior loans and other loans receivable as a result of its involvement with the VIEs is $18.6 million as at October 31, 2005.

The future minimum lease payments required under aircraft operating leases are as follows (based on October 31, 2005 interest rates and FX rates):

2006	$31.5	million
2007	56.6	million
2008	49.9	million
2009	45.0	million
2010	38.8	million
And thereafter:	54.3	million
Total	$276.1	million

In addition to aircraft leases, the Company has approximately $4 million in annual lease commitments for land, buildings and non-aircraft equipment.

Based on independent appraisals as at April 30, 2005, and, in the case of aircraft acquired during the current fiscal year, independent appraisals as at the date of acquisition, the fair market value of the Company’s owned aircraft fleet at October 31, 2005 was U.S. $550.1 million (CDN $649.1 million), exceeding its recorded net book value by approximately CDN $77.0 million (April 30, 2005 - $53.2 million). The increase in the appraisal surplus from April 30, 2005 is primarily attributable to the strengthening of the U.S. dollar, the currency in which appraisals are performed, against the functional currency of the Company’s foreign subsidiaries.

As at October 31, 2005 the Company had ordered and made deposits for a number of aircraft. At October 31, 2005, the Company had committed to purchase ten heavy and 31 medium aircraft. Where possible, the Company intends to obtain the use of these aircraft through operating leases.

Seasonality

In addition to the impact of seasonality on the Company’s revenue and net earnings as discussed under “Quarterly Information” and “Flying Revenue and Hours”, there are seasonal variations in earnings related to the Company’s 38% investment in Inaer. Inaer has significant revenue from onshore operations that is more seasonal than offshore operations.

Share Data

The number of issued and outstanding shares and stock options as at November 30, 2005 was as follows:

(000's)
Class A subordinate voting shares	36,845
Class B multiple voting shares	5,866
Ordinary shares	22,000
Stock Options	1,913

The number of Class A subordinated voting shares that would be issued upon conversion of Class B multiple voting shares, share options and convertible debt as at November 30, 2005 remained unchanged from October 31, 2005 as detailed in Note 9 to the unaudited consolidated interim financial statements to which this MD&A relates.

Critical Accounting Estimates

The preparation of the Company’s consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent liabilities as at and during the reported dates. By their nature these estimates are subject to measurement uncertainty. The effect on the financial statements of changes in such estimates in future periods could be material and would be accounted for in the period a change occurs. The Company’s critical accounting estimates outlined in the MD&A included in the Company’s 2005 Annual Filings remain unchanged at October 31, 2005.

Accounting Policies and Reclassifications

There have been no changes in accounting policies from the 2005 audited annual financial statements of the Company.

Prior periods have been restated to conform to the current period's classification of certain fuel, landing fees and other costs recovered from customers as revenue rather than as cost reductions. As a result, revenue and direct costs have increased by $13.1 million in the three months ended July 31, 2005, and $14.2 million and $27.5 million in the three and six months ended October 31, 2004. This reclassification has had no impact on operating income, net earnings, retained earnings, or earnings per share.

Related Party Transactions

1.
In the course of its regular business activities, the Company enters into routine transactions with parties subject to significant influence by the Company (most significantly Aero Contractors of Nigeria) as well as parties affiliated with the controlling shareholder. These transactions are measured at the amounts exchanged, which is the amount of consideration determined and agreed to by the related parties. Transactions with related parties for the three and six month periods ended October 31, 2005 and 2004 are summarized as follows:

	Three Months Ended		Six Months Ended
	October 31, 2005	October 31, 2004	October 31, 2005	October 31, 2004
Revenues	$15,554	$11,595	$29,752	$26,713
Direct costs	$66	$176	$104	$525
Capital asset additions	$-	$2,830	$1,434	$5,500

	October 31, 2005	April 30, 2005
Net amounts receivable in respect of such revenues, direct costs and capital asset additions	$7,027	$15,044

2.
During fiscal 2000, in connection with securing tender credit facilities, the Company received an unsecured, subordinated, convertible 12% loan from an affiliate of the controlling shareholder in the amount of $5.0 million. This loan is subordinated to the Company's senior credit facilities and its senior subordinated notes. The loan is convertible into Class A subordinate voting shares at $3.63 per share. The estimated value of the loan proceeds attributable to the conversion feature of $1.0 million was allocated to contributed surplus. The equivalent reduction in the carrying value of the loan is amortized to earnings over the term of the loan. Interest expense of $0.2 million (2005 - $0.2 million) and $0.4 million (2005 - $0.4 million), including amortization of the above noted discount, was recorded on the loan during the three and six month periods ended October 31, 2005.

Contingent Liability

The Company was not able to deploy certain heavy aircraft in Norway, as specified by contract, in prior fiscal periods due to the late delivery of aircraft by the manufacturer. The Company was able to substitute aircraft to meet the customer’s flying requirements.

The customer believes it is entitled to compensation for the late deployment of these aircraft. The Company’s interpretation of the contract is that no compensation is payable. The customer and the Company continue with discussions to resolve this issue however, the outcome and amount of any settlement are currently unknown.

Quarterly Information

The table below provides a summary of the Company’s revenue, net earnings from continuing operations, net earnings (loss), total assets, total long-term financial liabilities, cash dividends per share, net earnings per share from continuing operations and net earnings per share for each of the eight most recent quarters.

Period	Revenue[1]	Net earnings from continuing operations	Net earnings (loss)	Total assets	Total long-term liabilities	Cash dividends per share declared	Net earnings per share from continuing operations		Net earnings (loss) per share
		(in millions of Canadian dollars)					Basic	Diluted	Basic	Diluted
Q3-2004	$181.0	10.0	9.0	1,162.0	572.7	0.25	0.24	0.22	0.23	0.20
Q4-2004	$221.5	25.8	25.4	1,534.9	814.3	-	0.62	0.57	0.61	0.56
Q1-2005	$238.8	23.3	22.3	1,520.7	824.0	-	0.56	0.51	0.53	0.49
Q2-2005	$239.5	16.0	(1.3)	1,534.2	846.7	0.30	0.38	0.35	(0.03)	(0.03)
Q3-2005	$240.0	17.3	22.8	1,644.7	915.0	-	0.41	0.38	0.55	0.50
Q4-2005	$239.9	17.0	18.8	1,743.2	942.0	-	0.40	0.37	0.44	0.41
Q1-2006	$244.4	18.7	18.3	1,702.8	972.8	-	0.45	0.41	0.44	0.40
Q2-2006	$252.1	41.6	41.5	1,706.3	936.2	0.40	0.99	0.91	0.99	0.91
1    Comparative figures have been restated to conform to the current period's classification of certain fuel, landing fees and other costs recovered from customers as revenue rather than as cost reductions.

There is some impact of seasonality in the quarterly results in the foregoing table. The seasonal variations are due primarily to variations in the activity levels of the Company’s oil and gas industry customers’ exploration and development activities and the Company’s equity accounted investments.

Foreign exchange has had a significant impact on quarterly revenue levels on a year-over-year basis. Quarterly revenues in fiscal 2006, in comparison to quarterly revenues for fiscal 2005, have been impacted by unfavourable foreign exchange in the following amounts: Q1-$20.7 million and Q2-$20.0 million.

Quarterly revenue, net earnings from continuing operations and net earnings in the table above were impacted by the following significant items that affect their comparability (not all variances are listed, including variances from restructuring and debt settlement costs):

1.	The Company acquired Schreiner February 2004; therefore the results for Q3-2004 and Q4-2005 are not comparable.

2.	In Q2 of fiscal 2005, the Company incurred a tax asset reduction of $4.2 million relating to a tax rate change in the Netherlands, which increased income tax expense by the same amount in the period.

3.	In Q2 of fiscal 2005, the Company recorded a fair value adjustment for Composites of $14.3 million.

4.
In Q3 of fiscal 2005 the Company recorded a net-of-tax gain on the sale of SAMCO and Schreiner Canada of $7.5 million included in discontinued operations. The remaining $1.1 million net-of-tax gain on the sale of SAMCO and Schreiner Canada was recorded in Q4 of fiscal 2005.

5.	Results for Q2 of fiscal 2006 included a pre-tax gain of $21.8 million for the sale of the Company’s remaining interest in CHL and other long-term investments.

6.	In Q2 of fiscal 2006 the Company recorded adjustments of $5.8 million from the reassessment of future income tax liabilities and assets resulting in a decrease of income tax expense.

Summary Financial Data - U.S. Dollars

Certain summary financial data from the October 31, 2005 unaudited consolidated interim financial statements have been translated into U.S. dollars. This translation is included solely as supplemental information for the convenience of the reader. The data has been translated at the exchange rate at October 31, 2005 of $1.1801 = U.S. $1.00.

Financial Highlights
(in millions of U.S. dollars, except per share amounts)
	Three Months Ended October 31, 2005	Six Months Ended October 31, 2005	Year Ended April 30, 2005
Revenue[1]	$213.6	$420.7	$812.0
Operating income	45.4	73.7	111.3
Net earnings from continuing operations	35.3	51.1	62.3
Net loss from discontinued operations	(0.1)	(0.4)	(9.3)
Net earnings	35.2	50.7	53.0

Per Share Information
Basic
Net earnings from continuing operations	$0.84	$1.22	$1.48
Net loss from discontinued operations	-	(0.01)	(0.22)
Net earnings	0.84	1.21	1.26
Diluted
Net earnings from continuing operations	$0.77	$1.11	$1.36
Net loss from discontinued operations	-	(0.01)	(0.20)
Net earnings	0.77	1.10	1.16
1    Comparative figures have been restated to conform to the current period's classification of certain fuel, landing fees and other costs recovered from customers as revenue rather than as cost reductions.

CHC Helicopter Corporation Consolidated Balance Sheets Unaudited (in thousands of Canadian dollars) Incorporated under the laws of Canada

	As at
	October 31, 2005	April 30, 2005
Assets
Current assets
Cash and cash equivalents	$55,765	$51,391
Receivables	233,231	216,810
Future income tax assets	22,431	23,802
Inventory	211,529	216,513
Prepaid expenses	13,217	7,991
Assets of discontinued operations (Note 3)	15,200	12,657
	551,373	529,164
Property and equipment, net	828,382	851,210
Investments	26,185	58,806
Intangible assets	5,362	6,499
Goodwill	8,079	8,861
Other assets	239,257	235,016
Future income tax assets	44,046	50,184
Assets of discontinued operations (Note 3)	3,582	3,495
	$1,706,266	$1,743,235
Liabilities and shareholders’ equity
Current liabilities
Payables and accruals	$203,921	$212,965
Deferred revenue and redelivery obligations	11,868	22,574
Dividends payable	17,083	6,404
Income taxes payable	24,652	23,628
Future income tax liabilities	1,543	705
Current portion of debt obligations	22,268	26,812
Liabilities of discontinued operations (Note 3)	1,831	2,153
	283,166	295,241
Long-term debt	131,018	97,543
Senior subordinated notes	472,040	502,760
Other liabilities	146,642	142,507
Future income tax liabilities	182,989	195,692
Liabilities of discontinued operations (Note 3)	3,497	3,493
Shareholders’ equity	486,914	505,999
	$1,706,266	$1,743,235
See accompanying notes
Guarantees and contingent liabilities (Notes 13 and 14).

CHC Helicopter Corporation Consolidated Statements of Earnings Unaudited (in thousands of Canadian dollars, except per share amounts)

	Three Months Ended		Six Months Ended
	October 31, 2005	October 31, 2004	October 31, 2005	October 31, 2004
Revenue (Note 2)	$252,122	$239,495	$496,499	$478,270
Direct costs (Note 2)	(201,089)	(186,314)	(393,730)	(371,932)
General and administration costs	(6,353)	(10,310)	(12,529)	(19,068)
Amortization	(8,794)	(6,602)	(17,411)	(14,402)
Restructuring costs (Note 7)	(5,288)	(4,161)	(9,023)	(4,977)
Gain on disposals of assets (Note 8)	23,021	(10)	23,190	1,053
Operating income	53,619	32,098	86,996	68,944
Debt settlement costs	-	23	-	(1,337)
Financing charges (Note 6)	(11,483)	(9,220)	(23,524)	(18,215)
Earnings from continuing operations beforeincome taxes and undernoted items	42,136	22,901	63,472	49,392
Non-controlling interest	(63)	18	(66)	18
Equity earnings of associated companies	3,229	2,774	6,408	5,867
Income tax provision	(3,678)	(9,680)	(9,509)	(15,992)
Net earnings from continuing operations	41,624	16,013	60,305	39,285
Net loss from discontinued operations (Note 3)	(93)	(17,356)	(521)	(18,279)
Net earnings (loss)	$41,531	$(1,343)	$59,784	$21,006
Earnings (loss) per share (Note 10)
Net earnings from continuing operations	$0.99	$0.38	$1.44	$0.94
Net loss from discontinued operations	-	(0.41)	(0.01)	(0.44)
Net earnings (loss)	0.99	(0.03)	1.43	0.50
Diluted
Net earnings from continuing operations	$0.91	$0.35	$1.31	$0.86
Net loss from discontinued operations	-	(0.38)	(0.01)	(0.40)
Net earnings (loss)	0.91	(0.03)	1.30	0.46

See accompanying notes

CHC Helicopter Corporation Consolidated Statements of Shareholders’ Equity Unaudited (in thousands of Canadian dollars, except per share amounts)

	Six Months Ended
	October 31, 2005	October 31, 2004
Retained earnings, beginning of period	$279,620	$229,866
Net earnings	59,784	21,006
Dividends	(17,083)	(12,806)
Retained earnings, end of period	322,321	238,066
Capital stock (Note 9)	239,779	239,312
Contributed surplus	3,911	3,291
Foreign currency translation adjustment	(79,097)	(41,231)
Total shareholders’ equity	$486,914	$439,438
Dividends declared per participating voting share	$0.40	$0.30

See accompanying notes

CHC Helicopter Corporation Consolidated Statements of Cash Flows Unaudited (in thousands of Canadian dollars)

	Three Months Ended		Six Months Ended
	October 31, 2005	October 31, 2004	October 31, 2005	October 31, 2004
Operating activities
Net earnings from continuing operations	$41,624	$16,013	$60,305	$39,285
Non-operating items and items not involving cash:
Amortization	8,794	6,602	17,411	14,402
Amortization of major components recorded as a direct cost	14,817	18,075	30,778	37,458
Gain on disposals of assets	(23,021)	10	(23,190)	(1,053)
Equity earnings of associated companies	(3,229)	(2,774)	(6,408)	(5,867)
Future income taxes	3,984	9,608	3,443	11,280
Defined benefit pension plans	7,781	2,339	12,267	6,790
Amortization of contract credits and deferred gains	(4,199)	(4,398)	(7,298)	(7,185)
Advance aircraft rentals	385	1,403	773	(6,635)
Other	(1,661)	(1,317)	3,452	(1,268)
	45,275	45,561	91,533	87,207
Change in non-cash working capital	10,954	9,784	(45,119)	(4,883)
Cash flow from operations	56,229	55,345	46,414	82,324
Financing activities
Long-term debt proceeds	164,360	40,113	249,791	84,453
Long-term debt repayments	(195,705)	(5,122)	(202,424)	(33,231)
Dividends paid	(3,200)	(2,531)	(6,403)	(5,195)
Capital stock issued	255	151	310	884
Other	-	(169)	-	(2,427)
	(34,290)	32,442	41,274	44,484
Investing activities
Property and equipment additions	(51,671)	(32,939)	(75,853)	(119,804)
Helicopter major inspections	(3,951)	(3,273)	(4,979)	(7,301)
Helicopter components	(15,704)	(15,552)	(28,453)	(36,852)
Proceeds from disposal of assets	122,211	11,233	122,228	71,168
Aircraft deposits	(41,232)	(21,193)	(82,459)	(33,691)
Restricted cash	119	(36)	(1,217)	5,978
Advances to potential subsidiary	(3,363)	-	(3,363)	-
Investments in subsidiaries, net of cash acquired	(1,123)	(14,973)	(1,123)	(14,973)
Other	(1,105)	(663)	317	(4,234)
	4,181	(77,396)	(74,902)	(139,709)
Effect of exchange rate changes on cash and cash equivalents	(4,440)	(2,480)	(6,720)	(3,096)
Cash provided by (used in) continuing operations	21,680	7,911	6,066	(15,997)
Cash provided by (used in) discontinued operations (Note 3)	280	(1,745)	(1,692)	(1,364)
Change in cash and cash equivalents during the period	21,960	6,166	4,374	(17,361)
Cash and cash equivalents, beginning of period	33,805	37,552	51,391	61,079
Cash and cash equivalents, end of period	$55,765	$43,718	$55,765	$43,718

See accompanying notes

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended October 31, 2005 and 2004
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

1.	Basis of presentation

These unaudited interim consolidated financial statements ("financial statements") include the accounts of CHC Helicopter Corporation and its directly and indirectly controlled subsidiaries (collectively, the “Company”). These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") applicable to interim consolidated financial statements and are in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) except as described in Note 15. The disclosures in these interim financial statements do not meet all disclosure requirements of GAAP for annual financial statements and should be read in conjunction with the Company’s 2005 audited annual consolidated financial statements.

These financial statements follow the same accounting policies as the annual financial statements of the Company.

In the opinion of management, all adjustments necessary for a fair presentation are reflected in the financial statements. Such adjustments are of a normal and recurring nature. Financial results for the six months ended October 31, 2005 are not necessarily indicative of financial results for the full year.

Certain prior period amounts have been reclassified to conform to the current period’s presentation. The most significant changes are to the Company’s segmented reporting as a result of the current restructuring (Note 4) and certain recovered costs as outlined in Note 2 below.

2.	Reclassification

Prior periods have been restated to conform to the current period's classification of certain fuel, landing fees and other costs recovered from customers as revenue rather than as cost reductions. As a result, revenue and direct costs have increased by $13.1 million in the three months ended July 31, 2005, and $14.2 million and $27.5 million in the three and six months ended October 31, 2004. This reclassification has had no impact on operating income, net earnings, retained earnings, or earnings per share.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended October 31, 2005 and 2004
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

3.	Discontinued operations

During fiscal 2005 the Company sold two non-core components of the Schreiner group of companies legally operating as Schreiner Canada Ltd. (“Schreiner Canada”) and Schreiner Aircraft Maintenance B.V. (“SAMCO”) and realized a net gain on sale of $8.6 million.

The potential sale of the remaining business held for sale, CHC Composites Inc. (“Composites”), to any potential acquirer will be contingent on the acceptance of certain terms and conditions by the Government of Newfoundland and Labrador. The sale of Composites has not yet been consummated and therefore the disposal has not been reflected in these statements nor have the long-term assets and liabilities of this business been reclassified as current at October 31, 2005. The assets and liabilities of this business were measured using discounted future cash flows at the lower of their carrying amounts and their estimated fair value less costs to sell. As a result, a fair value adjustment of $14.3 million was recorded in the prior fiscal year and allocated to property and equipment ($11.4 million) and other long-term assets ($2.9 million) of this business. This fair value estimate is subject to adjustment when the sale of this remaining business is consummated or as assumptions used in the valuation change.

The operating results from these discontinued businesses have been recorded in earnings from discontinued operations up to the date of disposition. Operating results from discontinued businesses include imputed interest on debt assumed by the buyer or required to be repaid as a result of the proposed disposal transaction where appropriate.

The following tables present the balance sheets and statements of earnings of discontinued operations included in the financial statements:

	As at
	October 31, 2005	April 30, 2005
Assets
Receivables	$7,384	$5,455
Inventory	7,419	6,804
Prepaid expenses	397	398
	15,200	12,657
Property and equipment, net	3,582	3,495
	18,782	16,152
Liabilities
Payables and accruals	1,831	2,153
Other liabilities	3,497	3,493
	5,328	5,646
Net assets of discontinued operations	$13,454	$10,506

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended October 31, 2005 and 2004
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

3.	Discontinued operations (cont’d)

	Three Months Ended		Six Months Ended
	October 31, 2005	October 31, 2004	October 31, 2005	October 31, 2004
Revenue from discontinued operations	$3,977	$7,221	$6,986	$14,594
Loss from discontinued operations before income taxes	$(93)	$(17,599)	$(521)	$(18,885)
Net loss from discontinued operations	$(93)	$(17,356)	$(521)	$(18,279)

4.	Segment information

On May 1, 2005, as a result of a restructuring, the Company’s operating segments were revised to reflect the current operating and management structure. The Company now operates under the following segments:

•	Global Operations,
•	European Operations,
•	Heli-One, and
•	Corporate and Other.

This new segment classification is representative of the Company’s current business strategy and reflects the Company’s revised internal reporting practices. The Company has provided information on segment revenues, segment EBITDAR2 and segment operating income because these are the financial measures used by the Company’s key decision makers in making operating decisions and assessing performance. Transactions between operating segments are at standard industry rates.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended October 31, 2005 and 2004
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

4.	Segment information (cont’d)

	Three Months Ended October 31, 2005
	Global Operations[4]	European Operations[5]	Heli-One[6]	Corporate and Other [7]	Inter-segment eliminations	Consolidated
Revenue from external customers	$79,978	$138,425	$33,703	$16	$-	$252,122
Inter-segment revenues	(13)	2,386	93,461	(32)	(95,802)	-
Total revenue	79,965	140,811	127,164	(16)	(95,802)	252,122
Direct costs[1]	(57,448)	(111,789)	(73,771)	-	58,237	(184,771)
General and administration costs	-	-	-	(6,353)	-	(6,353)
Segment EBITDAR[2]	22,517	29,022	53,393	(6,369)	(37,565)	60,998
Aircraft lease and associated costs[1]
- Internal	(17,910)	(18,948)	(829)	122	37,565	-
- External	(1,474)	(173)	(14,671)	-	-	(16,318)
Segment EBITDA[3]	3,133	9,901	37,893	(6,247)	-	44,680
Amortization	(1,300)	(1,656)	(5,550)	(288)	-	(8,794)
Restructuring costs	(146)	(907)	(2,672)	(1,563)	-	(5,288)
Gain (loss) on disposal of assets	382	(8)	810	21,837	-	23,021
Operating income	$2,069	$7,330	$30,481	$13,739	$-	53,619
Financing charges						(11,483)
Earnings from continuing operations before income taxes and undernoted items						42,136
Non-controlling interest						(63)
Equity earnings of associated companies						3,229
Income tax provision						(3,678)
Net earnings from continuing operations						41,624
Net loss from discontinued operations						(93)
Net earnings						$41,531

	Three Months Ended October 31, 2004[8]
	Global Operations[4]	European Operations[5]	Heli-One[6]	Corporate and Other[7]	Inter-segment eliminations	Consolidated
Revenue from external customers	$71,213	$134,625	$33,589	$68	$-	$239,495
Inter-segment revenues	-	2,387	96,703	807	(99,897)	-
Total revenue	71,213	137,012	130,292	875	(99,897)	239,495
Direct costs[1]	(51,262)	(108,928)	(74,567)	-	61,656	(173,101)
General and administration costs	-	-	-	(10,310)	-	(10,310)
Segment EBITDAR[2]	19,951	28,084	55,725	(9,435)	(38,241)	56,084
Aircraft lease and associated costs[1]
- Internal	(16,227)	(22,014)	-	-	38,241	-
- External	(1,730)	-	(11,483)	-	-	(13,213)
Segment EBITDA[3]	1,994	6,070	44,242	(9,435)	-	42,871
Amortization	(735)	(1,403)	(4,147)	(317)	-	(6,602)
Restructuring costs	(232)	(1,074)	(20)	(2,835)	-	(4,161)
Loss on disposal of assets	-	-	(10)	-	-	(10)
Operating income (loss)	$1,027	$3,593	$40,065	$(12,587)	$-	32,098
Debt settlement costs						23
Financing charges						(9,220)
Earnings from continuing operations before income taxes and undernoted items						22,901
Non-controlling interest						18
Equity earnings of associated companies						2,774
Income tax provision						(9,680)
Net earnings from continuing operations						16,013
Net loss from discontinued operations						(17,356)
Net loss						$(1,343)

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended October 31, 2005 and 2004
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

4.	Segment information (cont’d)

	Six Months Ended October 31, 2005[9]
	Global Operations[4]	European Operations[5,9]	Heli-One[6,9]	Corporate and Other[7]	Inter-segment eliminations	Consolidated
Revenue from external customers	$157,155	$272,019	$67,255	$70	$-	$496,499
Inter-segment revenues	306	4,488	183,719	59	(188,572)	-
Total revenue	157,461	276,507	250,974	129	(188,572)	496,499
Direct costs[1]	(113,159)	(219,373)	(143,410)	-	113,929	(362,013)
General and administration costs	-	-	-	(12,529)	-	(12,529)
Segment EBITDAR[2]	44,302	57,134	107,564	(12,400)	(74,643)	121,957
Aircraft lease and associated costs[1] - Internal	(35,936)	(37,270)	(1,437)	-	74,643	-
- External	(3,291)	(412)	(28,014)	-	-	(31,717)
Segment EBITDA[3]	5,075	19,452	78,113	(12,400)	-	90,240
Amortization	(2,231)	(3,001)	(11,598)	(581)	-	(17,411)
Restructuring costs	(589)	(1,252)	(3,662)	(3,520)	-	(9,023)
Gain (loss) on disposal of assets	371	(7)	999	21,827	-	23,190
Operating income	$2,626	$15,192	$63,852	$5,326	$-	86,996
Financing charges						(23,524)
Earnings from continuing operations before income taxes and undernoted items						63,472
Non-controlling interest						(66)
Equity earnings of associated companies						6,408
Income tax provision						(9,509)
Net earnings from continuing operations						60,305
Net loss from discontinued operations						(521)
Net earnings						$59,784

	Six Months Ended October 31, 2004[8]
	Global Operations[4]	European Operations[5]	Heli-One[6]	Corporate and Other[7]	Inter-segment eliminations	Consolidated
Revenue from external customers	$143,116	$272,215	$62,802	$137	$-	$478,270
Inter-segment revenues	-	5,600	186,783	1,445	(193,828)	-
Total revenue	143,116	277,815	249,585	1,582	(193,828)	478,270
Direct costs[1]	(103,613)	(220,896)	(138,407)	-	118,769	(344,147)
General and administration costs	-	-	-	(19,068)	-	(19,068)
Segment EBITDAR[2]	39,503	56,919	111,178	(17,486)	(75,059)	115,055
Aircraft lease and associated costs[1]
- Internal	(31,401)	(43,658)	-	-	75,059	-
- External	(3,640)	-	(24,145)	-	-	(27,785)
Segment EBITDA[3]	4,462	13,261	87,033	(17,486)	-	87,270
Amortization	(1,698)	(2,789)	(9,300)	(615)	-	(14,402)
Restructuring costs	(232)	(1,074)	(20)	(3,651)	-	(4,977)
Gain on disposal of assets	-	-	1,053	-	-	1,053
Operating income (loss)	$2,532	$9,398	$78,766	$(21,752)	$-	68,944
Debt settlement costs						(1,337)
Financing charges						(18,215)
Earnings from continuing operations before income taxes and undernoted items						49,392
Non-controlling interest						18
Equity earnings of associated companies						5,867
Income tax provision						(15,992)
Net earnings from continuing operations						39,285
Net loss from discontinued operations						(18,279)
Net earnings						$21,006

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended October 31, 2005 and 2004
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

4.	Segment information (cont’d)

	October 31, 2005
	Global Operations[4]	European Operations[5]	Heli-One[6]	Corporate and Other[7]	Consolidated
Segment assets -
Continuing operations	$139,926	$270,497	$1,075,693	$201,368	$1,687,484
Discontinued operations					18,782
					$1,706,266

	April 30, 2005
	Global Operations[4]	European Operations[5]	Heli-One[6]	Corporate and Other[7]	Consolidated
Segment assets -
Continuing operations	$170,861	$280,970	$1,101,046	$174,206	$1,727,083
Discontinued operations					16,152
					$1,743,235

Notes:
1.	Direct costs in this note exclude aircraft lease and associated costs. In the consolidated income statement these costs are combined.
2.	Segment EBITDAR is defined as segment EBITDA before aircraft lease and associated costs.
3.	Segment EBITDA is defined as operating income before amortization, restructuring costs and gain (loss) on disposals of assets.
4.	Global Operations - includes flying operations in Australia, Africa, the Middle East, the Americas and Asia.
5.	European Operations - includes flying operations in the U.K., Netherlands, Norway, Ireland and Denmark, as well as emergency medical services and search and rescue services throughout Europe.
6.	Heli-One - includes helicopter lease and repair and overhaul operations based in Norway, the U.K., and Canada and the survival suit and safety equipment production businesses.
7.	Corporate and Other - includes corporate office costs in various jurisdictions.
8.
Comparative information has been reclassified to reflect the restatement described in Note 2 and the change in the Company’s operating segments. Comparative figures have also been restated to reflect segment results as if certain lease, power-by-the-hour (“PBH”) and associated transactions between the Company’s segments had occurred for the comparative period as well. The restatement is based on management’s best estimate of how these transactions would have been recorded if the operational and management restructuring had been effective on May 1, 2004. After giving effect to this restatement the Company’s consolidated results remain unchanged from those previously reported amounts as these restatements relate only to internal and eliminated transactions.

9.	The results for the six months ended October 31, 2005 have been adjusted to reflect a $1.2 million cost reallocation between European Operations and Heli-One and the restatement described in Note 2.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended October 31, 2005 and 2004
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

5.	Employee pension plans

The Company’s net defined benefit pension plan expense for the periods ended October 31, 2005 was as follows:

	Three Months Ended		Six Months Ended
	October 31, 2005	October 31, 2004	October 31, 2005	October 31, 2004
Current service cost	$5,032	$4,445	$9,816	$9,601
Interest cost	7,346	6,968	14,819	14,590
Expected return on plan assets	(6,840)	(7,163)	(14,049)	(14,512)
Amortization of net actuarial and experience losses	2,785	1,971	5,297	4,054
Amortization of prior service costs	1	(411)	(5)	(258)
Amortization of transition amounts	12	118	24	244
Participation contributions	(831)	(971)	(1,498)	(1,872)
Total	$7,505	$4,957	$14,404	$11,847

6.	Financing charges

	Three Months Ended		Six Months Ended
	October 31, 2005	October 31, 2004	October 31, 2005	October 31, 2004
Interest on debt obligations	$10,955	$7,582	$21,780	$15,773
Amortization of deferred financing costs	277	829	894	1,567
Foreign exchange loss	465	591	1,049	821
Interest income	(778)	(295)	(1,207)	(569)
Other interest and expenses	564	513	1,008	623
Total	$11,483	$9,220	$23,524	$18,215

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended October 31, 2005 and 2004
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

7.	Restructuring costs

During the three and six months ended October 31, 2005, the Company expensed restructuring costs of $5.3 million (2005 - $4.2 million) and $9.0 million (2005 - $5.0 million), respectively in connection with restructuring activities. Restructuring costs were primarily comprised of voluntary retirement and involuntary severance costs, professional and consulting fees. Of the $5.3 million and $9.0 million expensed in the three and six-month periods, $3.1 million and $4.6 million, respectively, relate to severance and termination costs.

Additional costs are expected to be expensed in future periods in relation to these restructuring initiatives with the majority of future costs relating to termination, severance, and consulting. The timing and final amount of these additional costs are dependent on a number of factors that are not yet fully known or determinable.

The following table provides a reconciliation of the Company’s restructuring cost accrual for the three and six months ended October 31, 2005:

	Three Months Ended October 31, 2005	Six Months Ended October 31, 2005
Restructuring costs accrued, beginning of period	$6,288	$7,678
Expensed during the period	5,288	9,023
Restructuring costs paid during the period	(3,457)	(8,582)
Restructuring costs accrued, end of period	$8,119	$8,119

8.	Gain on disposals of assets

Gain on disposal of assets includes a $21.8 million gain from the sale of the Company's remaining interest in Canadian Helicopters Limited and other long-term investments as well as net gains and losses on dispositions of assets in the normal course of operations.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended October 31, 2005 and 2004
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

9.	Capital stock

Authorized:
Unlimited number of each of the following:
First preferred shares, issuable in series
Second preferred shares, issuable in series
Class A subordinate voting shares, no par value
Class B multiple voting shares, no par value
Ordinary shares, no par value

	Number of Shares 000’s		Consideration 000’s
	As at		As at
	October 31, 2005	April 30, 2005	October 31, 2005	April 30, 2005
Issued:
Class A subordinate voting shares	36,842	36,833	$222,850	$222,727
Class B multiple voting shares	5,866	5,866	18,431	18,431
Ordinary shares	22,000	22,000	33,000	33,000
Ordinary share loan	-	-	(33,000)	(33,000)
Class A subordinate voting shares Employee purchase loans			(1,502)	(1,689)
			$239,779	$239,469
Class A subordinate voting shares that would be issued upon conversion of the following:
Class B multiple voting shares	5,866	5,866
Share options	3,825	2,815
Convertible debt	1,379	1,379

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended October 31, 2005 and 2004
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

10.	Per share information

	Three Months Ended October 31, 2005
	Net earnings (loss)				Net earnings per share
	Cont. ops.	Disc. ops.	Total	Weighted average number of shares (000s)	Cont. ops.	Disc. ops.	Total
	$41,624	$(93)	$41,531	42,705
Shares as security for Class A subordinate voting share employee purchase loans				(715)
Basic	41,624	(93)	41,531	41,990	$0.99	$-	$0.99

Effect of potentially dilutive securities:

Share options				2,013
Convertible debt	97	-	97	1,379
Shares as security for Class A subordinate voting share employee purchase loans				715
Diluted	$41,721	$(93)	$41,628	46,097	$0.91	$-	$0.91

	Three Months Ended October 31, 2004[1]
	Net earnings (loss)				Net earnings (loss) per share
	Cont. ops.	Disc. ops.	Total	Weighted average number of shares(000s)	Cont. ops.	Disc. ops.	Total
	$16,013	$(17,356)	$(1,343)	42,686
Shares as security for Class A subordinate voting share employee purchase loans				(736)
Basic	16,013	(17,356)	(1,343)	41,950	$0.38	$(0.41)	$(0.03)

Effect of potentially dilutive securities:

Share options				1,938
Convertible debt	97	-	97	1,379
Shares as security for Class A subordinate voting share employee purchase loans				736
Diluted	$16,110	$(17,356)	$(1,246)	46,003	$0.35	$(0.38)	$(0.03)
1    Comparative share information has been adjusted to reflect the April 2005 2-for-1 stock split.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended October 31, 2005 and 2004
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

10.	Per share information (cont’d)

	Six Months Ended October 31, 2005
	Net earnings (loss)				Net earnings (loss) per share
	Cont. ops.	Disc. ops.	Total	Weighted average number of shares (000s)	Cont. ops.	Disc. ops.	Total
	$60,305	$(521)	$59,784	42,703
Shares as security for Class A subordinate voting share employee purchase loans	-	-	-	(718)
Basic	60,305	(521)	59,784	41,985	$1.44	$(0.01)	$1.43

Effect of potentially dilutive securities:

Share options				2,032
Convertible debt	193	-	193	1,379
Shares as security for Class A subordinate voting share employee purchase loans				718
Diluted	$60,498	$(521)	$59,977	46,114	$1.31	$(0.01)	$1.30

	Six Months Ended October 31, 2004[1]
	Net earnings (loss)				Net earnings (loss) per share
	Cont. ops.	Disc. ops.	Total	Weighted average number of shares (000s)	Cont. ops.	Disc. ops.	Total
	$39,285	$(18,279)	$21,006	42,658
Shares as security for Class A subordinate voting share employee purchase loans	-	-	-	(736)
Basic	39,285	(18,279)	21,006	41,922	$0.94	$(0.44)	$0.50

Effect of potentially dilutive securities:

Share options				1,884
Convertible debt	193	-	193	1,379
Shares as security for Class A subordinate voting share employee purchase loans				736
Diluted	$39,478	$(18,279)	$21,199	45,921	$0.86	$(0.40)	$0.46
1 Comparative share information has been adjusted to reflect the April 2005 2-for-1 stock split.

There were 22 million ordinary shares outstanding at October 31, 2005 and at April 30, 2005, all of which are owned by the Company’s majority shareholder. The payment of dividends on these ordinary shares requires minority shareholder approval, which has never been requested or granted. The shares have no conversion rights. Therefore, these ordinary shares have not been included in the calculation of basic and diluted earnings per share.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended October 31, 2005 and 2004
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

11.	Related party transactions

a)    In the course of its regular business activities, the Company enters into routine transactions with parties subject to significant influence by the Company (most significantly Aero Contractors of Nigeria) and, as well, parties affiliated with the controlling shareholder. These transactions are measured at the amounts exchanged, which is the amount of consideration determined and agreed to by the related parties. Transactions with related parties for the three and six-month periods ended October 31, 2005 and 2004 are summarized as follows:

	Three Months Ended		Six Months Ended
	October 31, 2005	October 31, 2004	October 31, 2005	October 31, 2004
Revenues	$15,554	$11,595	$29,752	$26,713
Direct costs	$66	$176	$104	$525
Capital asset additions	$-	$2,830	$1,434	$5,500

	October 31, 2005	April 30, 2005
Net amounts receivable in respect of such revenues, direct costs and capital asset additions	$7,027	$15,044

b)    During fiscal 2000, in connection with securing tender credit facilities, the Company received an unsecured, subordinated, convertible 12% loan from an affiliate of the controlling shareholder in the amount of $5.0 million. This loan is subordinated to the Company’s senior credit facilities and its senior subordinated notes. The loan is convertible into Class A subordinate voting shares at $3.63 per share. The estimated value of the loan proceeds attributable to the conversion feature of $1.0 million was allocated to contributed surplus. The equivalent reduction in the carrying value of the loan is amortized to earnings over the term of the loan. Interest expense of $0.2 million (2005 - $0.2 million) and $0.4 million (2005 - $0.4 million), including amortization of the above noted discount, was recorded on the loan during the three and six months ended October 31, 2005.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended October 31, 2005 and 2004
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

12.	Supplementary cash flow information

Cash interest paid and cash taxes paid were as follows:

	Three Months Ended		Six Months Ended
	October 31, 2005	October 31, 2004	October 31, 2005	October 31, 2004
Cash interest paid	$3,195	$3,133	$17,872	$5,674
Cash taxes paid	$1,630	$2,646	$3,564	$5,370

13.	Guarantees

The Company has given guarantees to certain lessors in respect of operating leases. If the Company fails to meet the senior credit facilities’ financial ratios or breaches any of the covenants of those facilities and, as a result, the senior lenders accelerate debt repayment, the leases provide for a cross-acceleration that could give the lessors and financial institutions that are lenders to those lessors the right to terminate the leases and require return of the aircraft and payment of the present value of all future lease payments and certain other amounts. If the realized value of the aircraft is insufficient to discharge the obligations due to those lessors in respect of the present value of the future lease payments, those lessors’ lenders could obtain payment of that deficiency from the Company under these guarantees.

The Company has provided limited guarantees to third parties under some of its operating leases relating to a portion of the aircraft values at the termination of the leases. The leases have terms expiring between 2006 and 2013. The Company’s exposure under the asset value guarantees including guarantees in the form of junior loans, loans receivable and deferred payments is approximately $50.1 million at October 31, 2005 compared to $51.9 million at April 30, 2005. The resale market for the aircraft types for which the Company has provided guarantees remains strong and, as a result, the Company does not anticipate incurring any liability or loss with respect to these guarantees.

14.	Contingent liability

The Company was not able to deploy certain heavy aircraft in Norway, as specified by contract, in prior fiscal periods due to the late delivery of aircraft by the manufacturer. The Company was able to substitute aircraft to meet the customer’s flying requirements.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended October 31, 2005 and 2004
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

The customer believes it is entitled to compensation for the late deployment of these aircraft. The Company’s interpretation of the contract is that no compensation is payable. The customer and the Company continue with discussions to resolve this issue however, the potential outcome and amount of any settlement are currently unknown. As a result, no amounts have been accrued in relation to this issue as at October 31, 2005.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended October 31, 2005 and 2004
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

15.	Reconciliation to accounting principles generally accepted in the United States

In certain respects, Canadian GAAP differs from U.S. GAAP. If U.S. GAAP were employed, the consolidated statements of earnings for the periods indicated would be adjusted as follows:

	Three Months Ended		Six Months Ended
	October 31, 2005	October 31, 2004	October 31, 2005	October 31, 2004
Net earnings according to Canadian GAAP	$41,531	$(1,343)	$59,784	$21,006
Pre-operating expenses	617	(627)	1,804	(1,060)
Tax impact of pre-operating expenses	(209)	251	(607)	508
Unrealized gain on ineffective hedges	13,898	9,186	37,276	12,513
Tax impact of unrealized gain on ineffective hedges	(2,802)	(1,706)	(6,865)	(2,150)
Internal use software expenses	80	50	160	(44)
Tax impact of internal use software expenses	(25)	(14)	(50)	29
Amortization of guarantees recognized	(2,451)	266	(2,653)	122
Tax impact of amortization of guarantees recognized	779	(109)	834	(34)
Change in tax rate not substantilally enacted	-	4,200	-	4,200
Other, net of tax	12	(2)	23	14
Net earnings according to U.S. GAAP	51,430	10,152	89,706	35,104
Other comprehensive earnings
Foreign currency translation	(38,553)	(16,665)	(89,323)	(38,939)
Minimum pension liability	(2,900)	37,190	15,898	8,872
Tax impact of minimum pension liability	887	(11,529)	(4,857)	(3,071)
Foreign currency cash flow hedges	(282)	12,126	2,869	10,885
Tax impact of foreign currency cash flow hedges	103	(4,062)	(1,048)	(3,723)
Unrealized gains on securities:
Unrealized holding gains arising during the period	1,855	(1,527)	2,319	(1,276)
Less: reclassification adjustment for gains included in net income	(4,007)	-	(4,007)	-
Tax impact on unrealized gains on securities	384	272	301	227
Comprehensive earnings according to U.S. GAAP	$8,917	$25,957	$11,858	$8,079
Net earnings per share according to U.S. GAAP
Basic	$1.22	$0.24	$2.14	$0.84
Diluted	$1.12	$0.22	$1.95	$0.77

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended October 31, 2005 and 2004
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

15.	Reconciliation to accounting principles generally accepted in the United States (cont’d)

The consolidated balance sheet would vary in some respects when restated for U.S. GAAP purposes. The most significant variances pertaining to the October 31, 2005 balance sheet are listed below:

•	Current assets would decrease by $5.5 million to record the current prepaid portion of asset value guarantees and the fair value impact of forward foreign currency contracts.

•	Property and equipment would increase by $1.1 million to record acquisition and amortization differences.

•	Future income tax assets would increase by $16.7 million to tax-effect adjustments to net earnings and comprehensive earnings under U.S. GAAP.

•	Other assets would decrease by $13.8 million to recognize minimum pension liability adjustment and the pre-operating costs adjustment, offset by the prepaid portion of asset value guarantees.

•	Current liabilities would decrease by $8.3 million to recognize the fair value impact of the foreign currency contracts.

•	Future income tax liabilities would decrease by $5.9 million to tax-effect adjustments to net earnings and comprehensive income under U.S. GAAP.

•
Other liabilities would increase by $65.5 million to recognize the minimum pension liability adjustment, foreign currency translation adjustments related to hedged long-term debt and currency swaps recorded in comprehensive earnings, asset value guarantees, and foreign currency indemnity agreements.

•	Long-term debt would increase by $0.4 million to record the full proceeds received from the issuance of convertible debt and contributed surplus would decrease by $1.0 million.

•
Foreign currency translation adjustment would be eliminated and accumulated other comprehensive losses would be recorded at $154.0 million under U.S. GAAP for foreign currency translation, minimum pension liability and foreign currency cash flow hedges.

16.	Subsequent event

Subsequent to the second quarter the Company announced it has exercised its option to acquire a significant equity position in Brazilian Helicopter Services ("BHS"). The acquisition is subject to several terms and conditions and is expected to close by March 12, 2006.